September 12, 2005


      Mail Stop 4561

Frank Apodaca
President
Precis, Inc.
2040 N. Hwy 360
Grand Prairie, TX  75050

      Re:	Precis, Inc.
		Form 10-K for the year ended December 31, 2004
      Filed 4/18/05
      File No. 001-15667

Dear Mr. Apodaca:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations, page 32
1. In future filings please revise to provide a discussion of results of operations by segment. For reference see Item 303 of Regulation
S-K.

Consolidated Balance Sheets, page F-4
2. We note that you present deferred tax assets and liabilities as gross amounts and as non-current. In future filings, please revise your presentation of deferred tax assets and liabilities to comply with paragraphs 41 - 42 of SFAS 109 as necessary. Specifically, separate the deferred tax assets or liabilities into a current and non-current portion and offset the amounts to the extent that the assets and liabilities are for the same tax-paying component and within the same tax jurisdiction.

Consolidated Statements of Operations, page F-5
3. We note that you present aggregated revenues from products and services. Please confirm to us that the amount related to product sales represents less than 10% of total revenues or revise your future filings to separately state revenue sources as instructed by
Rule 5-03(b)(1) of Regulation S-X. Please note that if you present revenues on a disaggregated basis, the related cost of revenues should also be presented on a disaggregated basis.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-8
4. Refer to your policy on revenue recognition for Access third party
administration. In future filings this note should be revised to describe your revenue recognition policies pursuant to paragraph 12 of APB 22. In a supplemental response, please provide us with the disclosure you will include in future filings and clarify how you determined that the policy complied with SAB 101 if not readily apparent.

Note 3 - Business Combination, page F-11
5. Advise us whether or not Access achieved the stipulated EBITDA levels for the year ended December 31, 2004 that would result in a contingent consideration payment to Access`s former shareholders. To the extent that Access does not achieve the specified EBITDA levels during the contingency period, please negatively affirm in future filings.

Note 10 - Income Taxes, page F-17
6. You disclose that the Company had federal and state NOL carryforwards of approximately $2,174,000 at December 31, 2004 and 2003. Based on your deferred tax asset rollforward and balance sheet it appears that the NOL carryforwards only amounted to $760,681.
Please advise us and clarify in future filings.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Kristi Beshears at (202) 551-3429 or me at
(202) 551-3486 if you have questions.



						Sincerely,



Daniel L. Gordon
Branch Chief


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Precis, Inc.
September 12, 2005
Page 1